Exhibit 99.1

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR

THE FIRST QUARTER THAT ENDED ON MARCH 31, 2018

Buenos Aires, Argentina, May 24, 2018 – Grupo Financiero Galicia S.A. (BYMA: GGAL /NASDAQ: GGAL) announced its financial results for the first quarter that ended on March 31, 2018 (“the quarter”).

HIGHLIGHTS

➣

As from the current fiscal year, the results of Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia” or “GFG”) and its subsidiaries are reported in accordance with the International Financial Reporting Standards (“IFRS”) as established by the Argentine Central Bank. Therefore, the financial statements and this report are presented in accordance with said standards. For a better comparison, figures for 2017 are also presented in accordance with IFRS.

➣

Net income for the quarter that ended on March 31, 2018, amounted to Ps.2,985 million, 109% higher than the Ps.1,431 million profit recorded in the first quarter of the 2017 fiscal year. The profit per share for the quarter amounted to Ps.2.10, compared to Ps.1.10 per share for the same quarter of the 2017 fiscal year.

➣

The results of the quarter were mainly attributable to the income derived from Grupo Financiero Galicia’s interest in Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”), for Ps.1,956 million, in Tarjetas Regionales S.A., for Ps.699 million, in Galicia Administradora de Fondos S.A., for Ps.159 million, and in Sudamericana Holding S.A., for Ps.146 million, increased by a net operating income of Ps.71 million and partially offset by administrative expenses of Ps.29 million.

➣

Grupo Financiero Galicia and Banco Galicia made a split-merger agreement consisting of a split of part of Banco Galicia’s equity, composed of its 77% interest in Tarjetas Regionales S.A., that was merged into the equity of Grupo Financiero Galicia, effective as of January 1, 2018. In addition, the purchase of a 6% interest in Targetas Regionales S.A. was made effective as of January 5, 2018, as a consequence of which Grupo Financiero Galicia reached an 83% interest in said company.

➣

At the Shareholders’ Meeting held on April 24, 2018, the shareholders approved the payment of a cash dividend in the amount of Ps.1,200 million, equivalent to Ps.0.84 per share, which was made on May 9, 2018.

Conference Call:

May 29, 2018, 11:00 A.M. Eastern Time (12:00 P.M. Buenos Aires Time)

Call-in number: +1 323-701-0219

Conference ID: 5580098

For more information contact:

José Luis Ronsini - CFO

Pablo Firvida - IRO

Tel.: (5411) 6329-4881

inversores@gfgsa.com

www.gfgsa.com

1

CONSOLIDATED INFORMATION

Consolidated Financial Statement	2018		2017	Variation (%)
(In millions of pesos, except otherwise noted)	1Q	4Q	1Q	1Q18 vs 4Q17	1Q18 vs 1Q17
Financial Information
Assets	327,621	324,294	246,121	1	33
Net loans and other financing	210,427	194,538	143,634	8	47
Deposits	198,364	200,723	156,694	(1)	27
Shareholders’ equity attributable to the controlling company	44,678	41,188	26,148	8	71
Shares outstanding (in thousands of shares) (1)	1,426,765	1,426,765	1,300,265	-	10
Book value per share (in pesos)	31.31	28.87	20.11	8	76
Profitability
Net income attributable to Grupo Financiero Galicia	2,985	2,840	1,431	5	109
Net income per share (in pesos)	2.10	1.99	1.10	6	91

(1) 10 ordinary shares = 1 ADS.

Selected Ratios	2018		2017	Variation (bp)
(Percentages)	1Q	4Q	1Q	1Q18 vs 4Q17	1Q18 vs 1Q17
Return (1) on average assets (2)	3.66	3.82	2.34	(16)	132
Return (1) on average shareholders´ equity (2)	27.33	28.42	24.72	(109)	261
Efficiency (3)	54.27	54.92	59.42	(65)	(515)
Total capital ratio (4)	14.57	10.69	11.68	388	289
Non-performing loans / loans to the private sector	3.21	2.84	2.96	37	25
Provisions / loans to the private sector	3.38	3.05	3.26	33	12
Provisions / non-performing loans	105.26	107.43	110.34	(217)	(508)

(1) Net comprehensive income attributable to the controlling company.

(2) Annualized.

(3) Net interest income plus net fee income plus net result from financial instruments plus quotation differences plus certain items included in other operating income, divided by personnel expenses plus administrative expenses plus depreciation and devaluations of assets.

(4) Banco Galicia on an individual basis.

2

Market Indicators	2018		2017	Variation (%)
(In millions of pesos, except otherwise noted and percentages)	1Q	4Q	1Q	1Q18 vs 4Q17	1Q18 vs 1Q17
Market price
Shares – BYMA	131.30	123.70	58.90		123
ADS – NASDAQ (in US$)	65.76	65.85	37.86	-	74
Price BYMA / book value	4.19	4.28	3.31	(2)	27
Average daily volume (in thousands of shares)
BYMA	495	644	682	(23)	(27)
NASDAQ (1)	3,922	4,927	4,620	(20)	(15)
Market share (%)					Variation (pb)
Banco Galicia
Loans to the private sector	9.54	9.65	9.80	(11)	(26)
Deposits from the private sector	9.67	10.20	10.09	(53)	(42)
Galicia Administradora de Fondos S.A.	13.30	12.50	12.70	80	60
Galicia Seguros S.A. (2)	10.80	11.56	10.66	(76)	14

(1) Expressed in equivalent shares: 10 ordinary shares = 1 ADS.

(2) Considering the main property insurance products: homeowners insurance, theft insurance and miscellaneous risks insurance.

3

GRUPO FINANCIERO GALICIA

RESULTS FOR THE QUARTER

Income Statement	2018		2017	Variation (%)
(In millions of pesos, except percentages)	1Q	4Q	1Q	1Q18 vs 4Q17	1Q18 vs 1Q17
Results from Equity Investments	2,970	2,154	1,472	38	102
Banco de Galicia y Buenos Aires S.A.	1,956	1,902	1,296	3	50
Tarjetas Regionales S.A. (1)	699	-	-	-	-
Galicia Administradora de Fondos S.A.	159	132	85	20	87
Sudamericana Holding S.A.	146	119	95	23	54
Other subsidiaries (2)	10	1	(4)	900	(350)
Net operating income	71	708	(8)	(90)	(988)
Administrative expenses	(29)	(16)	(36)	81	(19)
Other operating income and expenses (3)	1	1	-	-	100
Income tax	(14)	(16)	-	(13)	100
Other comprehensive income	(14)	9	3	(256)	(567)
Net income attributable to Grupo Financiero Galicia	2,985	2,840	1,431	5	109

(1) 83% since January 1, 2018 (77% from the split-merger agreement with Banco Galicia and 6% from the acquisition of a minority interest).

(2) Includes the result from the interest in Galicia Warrants S.A. (87.5%) and Galicia Valores S.A. (1%).

(3) Result of the sale of Compañía Financiera Argentina S.A.

In the first quarter of the 2018 fiscal year, Grupo Financiero Galicia recorded a Ps.2,985 million profit, which represented a 3.66% annualized return on average assets and a 27.33% return on average shareholder’s equity.

This result was mainly due to profits from Grupo Financiero Galicia’s interest in Banco Galicia, for Ps.1,956 million, in Tarjetas Regionales S.A., for Ps.699 million, in Galicia Administradora de Fondos S.A., for Ps.159 million, and in Sudamericana Holding S.A., for Ps.146 million.

4

SELECTED FINANCIAL INFORMATION - CONSOLIDATED

Balance Sheet	2018		2017	Variation (%)
(In millions of pesos)	1Q	4Q	1Q	1Q18 vs 4Q17	1Q18 vs 1Q17
Assets
Cash and due from banks	46,441	58,945	49,888	(21)	(7)
Debt securities	31,373	28,978	21,358	8	47
Net loans and other financing	210,427	194,538	143,633	8	46
Other financial assets	23,758	26,158	16,226	(9)	46
Equity investments in subsidiaries, associates and joint businesses	22	21	203	5	(89)
Property, bank premises, equipment and intangible assets	10,978	10,705	9,703	3	13
Other assets	4,394	3,765	4,135	17	6
Assets available for sale (1)	228	1,184	974	(81)	(76)
Total assets	327,621	324,294	246,120	1	33
Liabilities
Deposits	198,364	200,723	156,694	(1)	27
Financing from financial entities	11,292	7,869	7,043	43	60
Other financial liabilities	38,963	40,986	29,442	(5)	32
Notes	14,373	13,739	13,298	5	8
Subordinated notes	5,079	4,828	3,864	5	31
Other liabilities	13,299	13,026	9,631	2	38
Total liabilities	281,370	281,171	219,972	-	28
Shareholders’ equity attributable to Grupo Financiero Galicia	44,678	41,188	24,587	8	81
Shareholders’ equity attributable to third parties	1,573	1,935	1,561	(19)	8
Shareholders’ equity	46,251	43,123	26,148	7	88

(1) Includes the interest in Compañía Financiera Argentina S.A. and in Cobranzas y Servicios S.A. until the 4Q2017, and the interest in Prisma Medios de Pago S.A. since the 3Q2017.

5

Income Statement	2018		2017	Variation (%)
(In millions of pesos)	1Q	4Q	1Q	1Q18 vs 4Q17	1Q18 vs 1Q17
Interest income	11,067	10,004	7,970	11	39
Interest related expenses	(4,889)	(4,272)	(3,707)	14	32
Net interest income	6,178	5,732	4,263	8	45
Fee income	2,074	2,110	1,697	(2)	22
Fee related expenses	(561)	(678)	(549)	(17)	2
Net fee income	1,513	1,432	1,148	6	32
Net results from financial instruments	1,849	658	678	181	173
Gold and foreign currency quotation differences	774	1,419	460	(45)	68
Other operating income	4,106	4,005	3,245	3	27
Underwriting income from insurance business	642	592	524	8	23
Loan loss provisions	(1,622)	(1,282)	(1,041)	27	56
Net operating income	13,440	12,556	9,277	7	45
Personnel expenses	(3,095)	(2,997)	(2,472)	3	25
Administrative expenses	(2,925)	(2,772)	(2,095)	6	40
Depreciations and devaluations of assets	(257)	(287)	(234)	(10)	10
Other operating expenses	(2,702)	(2,485)	(1,744)	9	55
Operating income	4,461	4,015	2,732	11	63
Results from associates and joint businesses	1	33	25	(97)	(96)
Results from discontinued activities (1)	51	(185)	(185)	(128)	(128)
Income tax	(1,371)	(863)	(984)	59	39
Net income	3,142	3,000	1,588	5	98
Other comprehensive income	(14)	9	3	(256)	(567)
Comprehensive income	3,129	3,009	1,591	4	97
Comprehensive income attributable to third parties	(144)	(169)	(160)	(15)	(10)
Comprehensive income attributable to Grupo Financiero Galicia	2,985	2,840	1,431	5	109

(1) Net of income tax.

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Additional Information	2018				2017
(Physical Data (Number of))	1Q	4Q	3Q	2Q	1Q
Employees	10,581	10,532	10,656	10,664	10,675
Banco Galicia	6,393	6,214	6,160	6,023	5,939
Tarjetas Regionales	3,760	3,896	4,073	4,211	4,316
Galicia Administradora de Fondos	19	19	16	18	16
Sudamericana Holding	381	375	378	383	375
Other companies	28	28	29	29	29
Branches and other points of sales	564	563	543	541	540
Banco Galicia	308	306	285	279	279
Tarjetas Regionales	256	257	258	262	261
Deposit Accounts (in thousands)	4,348	4,249	4,114	3,983	3,859
Credit Cards (in thousands)	13,391	13,234	13,318	13,372	13,525
Banco Galicia	4,222	4,086	3,982	3,889	3,796
Tarjetas Regionales	9,169	9,148	9,336	9,483	9,729
Galicia Administradora de Fondos’ assets under management	91,609	67,771	74,996	64,042	56,882
Inflation, exchange rate and interest rates
Consumer price index (IPC) (%)	6.66	6.14	5.33	5.39	6.26
Wholesale price index (IPIM) (%)	11.70	4.67	5.59	3.33	4.15
Acquisition value unit (UVA) (%)	22.61	21.15	20.16	19.33	18.04
Exchange rate (Ps./US$)(1)	20.14	18.77	17.32	16.60	15.38
Badlar (quarterly averages) (2)	22.89	22.48	20.77	19.58	19.76

(1) References foreign currency exchange rate in accordance with Communiqué “A” 3500 from the Argentine Central Bank, as of the last working day of the quarter.

(2) Private banks’ 30-day time deposits rate for amounts over Ps.1 million.

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BANCO GALICIA

HIGHLIGHTS

➣	Total comprehensive income for the first quarter amounted to Ps.1,953 million, Ps.654 million (50%) higher than in the same quarter of the 2017 fiscal year.

➣

The credit exposure to the private sector reached Ps.195,522 million, up 50% during the last twelve months, and deposits reached Ps.198,479 million, up 27% during the same period. As of March 31, 2018, Banco Galicia’s estimated market share of loans to the private sector was 9.54% while its estimated market share of deposits from the private sector was 9.67%.

➣

The non-accrual loan portfolio represented 2.41% of total loans to the private sector, recording an increase of 66 basis points (“bp”) from the 1.75% recorded at the end of the same quarter of the 2017 fiscal year, while its coverage with allowances for loan losses reached 103.53%.

➣

As of the end of the quarter, shareholders’ equity amounted to Ps.25,668 million (up Ps.9,227 million or 56%), and the computable capital was Ps.45,497 million (up Ps.22,043 million or 94%). The excess over the capital requirement amounted to Ps.19,829 million or 77%, and the total capital ratio was 14.57%.

INFORMATION DISCLOSURE

The data shown in this report and the consolidated financial statements correspond to Banco Galicia consolidated, except where otherwise noted.

For comparison purposes, figures for the 2017 fiscal year corresponding to Banco Galicia’s interest in Tarjetas Regionales S.A. (1) (“Tarjetas Regionales”), Compañía Financiera Argentina S.A. (“CFA”) (2) and Cobranzas y Servicios S.A. (“CyS”) (2) are presented in the line of results from associates and joint businesses.

(1) Beginning in January 1, 2018, the financial statements of Tarjetas Regionales are consolidated line by line with Grupo Financiero Galicia.

(2) On February 2, 2018, the sale of Companñía Financiera Argentina and CyS was completed.

8

RESULTS FOR THE QUARTER

Income Statement	2018		2017	Variation (%)
(In millions of pesos)	1Q	4Q	1Q	1Q18 vs 4Q17	1Q18 vs 1Q17
Net interest income	4,155	3,581	2,720	16	53
Net fee income	1,082	980	635	10	70
Net results from financial instruments	1,656	999	680	66	143
Gold and foreign currency quotation differences	744	644	454	15	64
Other operating income	2,326	2,280	2,021	2	15
Loan loss provisions	(963)	(794)	(531)	21	81
Net operating income	9,000	7,690	5,979	17	51
Personnel expenses	(2,123)	(2,010)	(1,669)	6	27
Administrative expenses	(1,767)	(1,683)	(1,233)	5	43
Depreciations and devaluations of assets	(186)	(227)	(180)	(18)	3
Other operating expenses	(2,219)	(2,110)	(1,472)	5	51
Operating income	2,705	1,660	1,425	63	90
Results from associates and joint businesses	31	586	572	(95)	(95)
Results before taxes from activities that continue	2,736	2,246	1,997	22	37
Income tax on activities that continue	(831)	(321)	(516)	159	61
Results from activities that continue	1,905	1,925	1,481	(1)	29
Results from discontinued activities (1)	72	-	-	100	100
Income tax on discontinued activities	(21)	-	(185)	100	(89)
Net income	1,956	1,925	1,296	2	51
Other comprehensive income	(3)	5	3	(160)	(200)
Total comprehensive income	1,953	1,930	1,299	1	50

Profitability and Efficiency	2018		2017	Variation (bp)
(Percentages)	1Q	4Q	1Q	1Q18 vs 4Q17	1Q18 vs 1Q17
Return (1) on average assets	2.80	3.03	2.40	(23)	40
Return (1) on average shareholders´ equity	22.82	19.79	21.68	303	114
Financial margin (1) (2)	12.42	11.24	10.97	118	145
Efficiency ratio (3)	52.47	60.23	61.88	(776)	(941)

(1) Annualized.

(2) Net interest income plus net result from financial instruments plus quotation differences plus certain items included in other operating income, divided by average interest-earning assets.

(3) Net interest income plus net fee income plus net result from financial instruments plus quotation differences plus certain items included in other operating income, divided by personnel expenses plus administrative expenses plus depreciation and devaluations of assets.

In the first quarter of fiscal year 2018, Banco Galicia recorded a Ps.1,953 million profit, Ps.654 million (50%) higher than the Ps.1,299 million profit for the same quarter of the previous year.

The higher net income was a consequence of a 53% increase in net interest income and a 70% increase in net fee income, which resulted in a 51% higher net operating income, partially offset by increases in administrative expenses and personnel expenses (34%).

The net operating income for the first quarter of the 2018 fiscal year totaled Ps.9,000 million, up Ps.3,021 from the Ps.5,979 million recorded in the same quarter of the prior year. In this positive development it is worth noting the 143% increase of net results of financial instruments.

9

Net Interest Income	2018		2017	Variation(bp)
In millions of pesos, except percentages	1Q	4Q	1Q	1Q18 vs 4Q17	1Q18 vs 1Q17
Interest income	8,398	7,286	5,857	15	43
Loans and other financing	8,287	6,834	5,558	21	49
Other interest-earning assets	111	452	299	(75)	(63)
Interest expenses	(4,243)	(3,705)	(3,137)	15	35
Time deposits and term investments	(3,404)	(2,890)	(2,665)	18	28
Other interest-bearing liabilities	(839)	(815)	(472)	3	78
Net interest income	4,155	3,581	2,720	16	53

Net interest income for the quarter amounted to Ps.4,155 million, with a Ps.1,435 million increase compared to the Ps.2,720 million profit from the same quarter of 2017.

Yields and Rates (1) Average balances: in millions of pesos Yields and rates: annualized nominal %	2018								2017
	1Q		4Q		3Q		2Q		1Q
	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.
Interest-earning assets	190,940	21.31	168,968	20.02	155,416	19.24	140,145	20.32	129,395	20.68
Government securities	24,859	26.66	19,755	23.57	20,263	23.18	19,803	22.13	16,842	20.96
Loans (2)	163,234	20.45	144,446	19.37	130,330	18.58	116,298	19.97	106,737	20.41
Other interest-earning assets	2,847	23.96	4,767	25.01	4,823	26.03	4,044	21.64	5,816	24.94
Interest-bearing liabilities	172,437	9.85	145,053	10.22	135,822	9.41	123,739	9.58	117,641	10.68
Current accounts	4,392	0.00	3,205	0.01	5,257	0.01	1,756	0.11	1,244	0.00
Saving accounts	77,065	0.16	64,726	0.10	60,938	0.08	51,193	0.08	41,575	0.10
Time deposits	72,017	19.99	60,134	20.24	55,132	19.27	57,491	17.57	58,358	18.28
Debt securities	9,365	16.21	8,701	17.06	8,627	16.14	8,843	14.16	11,979	11.26
Other interest-bearing liabilities	9,598	9.84	8,287	13.39	5,868	12.15	4,456	10.36	4,485	11.26

(1) Does not include foreign-currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

(2) Does not include other financing.

The average interest-earning assets grew Ps.61,545 million (48%) as compared to the first quarter of the previous fiscal year, primarily as a consequence of the Ps.56,497 million (53%) increase in the average balance of loans to the private sector and of Ps.8,017 million (48%) in the average portfolio of government securities. Interest-bearing liabilities increased Ps.54.796 million (47%) during the same period, primarily due to a Ps.35,490 million (85%) increase in the average balances of saving accounts and a Ps.13,659 million (23%) increase in time deposits.

The average yield on interest-earning assets for the first quarter of fiscal year 2018 was 21.31%, with a 63 bp increase compared to the same quarter of the prior year, mainly due to an increase of 570 bp in the interest rate on government securities. Likewise, the average cost of interest-bearing liabilities was 9.85%, with an 83 bp decrease compared to the first quarter of the prior year due to the 142 bp decrease in the average interest rate on other interest-bearing liabilities and a better mix of deposits.

10

Net Fee Income	2018				2017
In millions of pesos	1Q	4Q	3Q	2Q	1Q
Credit cards	221	192	191	238	178
Deposit accounts	509	500	471	448	412
Insurance	16	25	18	29	31
Financial fees	58	53	51	45	39
Credit-related fees	10	31	24	21	22
Foreign trade	144	140	130	108	106
Collections	121	138	129	123	113
Utility-bills collection services	137	135	120	90	82
Mutual funds	42	39	33	30	26
Other	268	266	243	312	116
Total fee income	1,526	1,519	1,410	1,444	1,125
Total expenditures	(444)	(539)	(397)	(537)	(490)
Net fee income	1,082	980	1,013	907	635

Net fee income amounted to Ps.1,082 million, up 70% from the Ps.635 million recorded in the first quarter of the previous fiscal year. The increases of fees which stood out were those related to deposit accounts (Ps.97 million or 24%) and to utility bills collections (Ps.55 million or 67%).

Results from gold and foreign currency quotation differences for the quarter amounted to Ps.744 million, 64% higher than the Ps.454 million profit recorded in the same quarter of 2017.

Provisions for loan losses for the first quarter of fiscal year 2018 amounted to Ps.963 million, Ps.432 million (81%) higher than those recorded in the same quarter of the prior year, due to the evolution of credits in arrears of the consumer portfolio and to higher regulatory provisions on the portfolio in normal situation as a consequence of the increase in the volume of credit.

Personnel expenses amounted to Ps.2,123 million, increasing 27% from the same quarter of 2017, mainly due to salary increase agreements with unions. Administrative expenses for the quarter totaled Ps.1,767 million, up 43% in the same period, as a consequence of the increase in the level of activity and of expenses related to services provided to Banco Galicia.

Other operating expenses reached Ps.2,219 million, increasing Ps.747 million (52%) from the Ps.1,472 million recorded in the first quarter of 2017.

Results from discontinued activities for the quarter include a Ps.72 million profit from the sale of CFA and CyS, which, net of income tax for Ps.21 million, reached Ps.51 million.

The income tax charge was Ps.831 million, Ps.315 million (61%) higher than in the first quarter of fiscal year 2017.

11

LEVEL OF ACTIVITY

Exposure to the Private Sector	2018				2017
In millions of pesos	1Q	4Q	3Q	2Q	1Q
Loans and other financing	175,382	161,682	140,842	128,783	115,772
Loans (1)	170,781	157,402	137,468	125,312	113,165
Financial leases	1,918	1,873	1,654	1,421	1,187
Other	2,683	2,407	1,720	2,050	1,420
Corporate securities	3,171	2,244	1,079	1,686	1,201
Other financing (2)	16,969	15,927	14,556	12,904	13,183
Total credit	195,522	179,853	156,477	143,373	130,156
(1) Loans in foreign currency as of March 31, 2018, amounted to Ps.46,073 million. (2) Includes certain off-balance accounts related to guarantees granted.

As of March 31, 2018, the total exposure to the private sector reached Ps.195,522 million, with an increase of 50% from a year before and of 9% during the quarter.

Market Share (1)	2018				2017
Percentages	1Q	4Q	3Q	2Q	1Q
Total loans	9.49	9.53	9.46	9.70	9.73
Loans to the private sector	9.54	9.65	9.31	9.88	9.80
(1) According to the daily information on loans published by the Argentine Central Bank. Only principal as of the last day of each quarter.

Banco Galicia’s market share of loans to the private sector as of March 31, 2018, was 9.54%, decreasing 26 bp from March 31, 2017.

Break down of loans and other financing	2018				2017
In millions of pesos	1Q	4Q	3Q	2Q	1Q
Financial entities	4,596	4,702	4,445	3,978	3,500
Non-financial private sector and residents abroad	175,382	161,682	140,842	128,783	115,772
Loans	170,781	157,402	137,468	125,312	113,165
Overdrafts	11,826	11,298	8,047	8,191	8,568
Promissory notes	34,144	35,533	30,004	27,165	26,384
Mortgage loans	8,106	5,713	3,919	2,476	1,972
Pledge loans	1,123	1,079	890	641	509
Personal loans	21,054	18,354	16,087	13,902	11,892
Credit-card loans	56,609	53,853	46,433	45,129	44,183
Other	35,996	30,437	31,273	27,094	18,914
Accrued interest, adjustments and quotation differences receivable	2,868	2,059	1,483	1,294	1,347
Documented interest	(945)	(924)	(668)	(580)	(604)
Financial leases	1,918	1,873	1,654	1,421	1,187
Other financing	2,683	2,407	1,720	2,050	1,420
Total loans and other financing	179,978	166,384	145,287	132,761	119,272
Allowances	(4,454)	(3,698)	(3,171)	(2,997)	(2,539)
Loans	(4,365)	(3,594)	(3,077)	(2,909)	(2,463)
Financial leases	(22)	(22)	(19)	(18)	(15)
Other financing	(67)	(82)	(75)	(70)	(61)
Net loans and other financing	175,524	162,686	142,116	129,764	116,733

As of March 31, 2018, the loan portfolio before provisions amounted to Ps.170,781 million, growing 51% from March 31, 2017.

12

Loans by Type of Borrower	2018				2017	Variation (%)
In millions of pesos	1Q	4Q	3Q	2Q	1Q	1Q18/1Q17
Large corporations	40,906	39,232	31,470	32,456	24,641	66
SMEs	52,354	49,421	41,553	38,772	36,582	43
Individuals	75,537	68,008	58,870	53,396	49,285	53
Financial sector	6,052	4,990	9,613	4,596	5,771	5
Other	808	807	730	366	662	22
IFRS adjustment (1)	(511)	(1,462)	(1,691)	(1,365)	(1,313)	(61)
Total loans	175,146	160,996	140,545	128,221	115,628	51
Allowances	(4,365)	(3,594)	(3,077)	(2,909)	(2,463)	77
Net total loans	170,781	157,402	137,468	125,312	113,165	51

(1) According to Argentine Central Bank regulations, loan adjustments due to IFRS are exposed in one line.

Loans by Sector of Activity	2018				2017	Variation (%)
In millions of pesos	1Q	4Q	3Q	2Q	1Q	1Q18/1Q17
Financial sector	6,052	4,990	9,613	4,596	5,772	5
Services	11,040	14,259	10,557	10,420	7,987	38
Agriculture and livestock	26,275	22,369	19,341	18,517	16,540	59
Consumer	75,597	68,076	58,902	53,438	49,127	54
Retail and wholesale trade	20,680	19,939	17,063	16,245	13,430	54
Construction	2,569	2,435	2,040	1,878	1,375	87
Manufacturing	33,349	30,261	24,710	24,097	22,677	47
Other	95	129	10	395	33	188
IFRS adjustment (1)	(511)	(1,462)	(1,691)	(1,365)	(1,313)	(61)
Total loans	175,146	160,996	140,545	128,221	115,628	51
Allowances	(4,365)	(3,594)	(3,077)	(2,909)	(2,463)	77
Net total loans	170,781	157,402	137,468	125,312	113,165	51

(1) According to Argentine Central Bank regulations, loan adjustments due to IFRS are exposed in one line.

During the year, loans to the private sector registered growth, mainly those granted to individuals (Ps.26,252 million or 53%), to large corporations (Ps.16,265 million or 66%) and to SMEs (Ps.15,772 million or 43%). By sector of activity, the higher growth was recorded in the consumer sector (Ps.26,470 million or 54%), the manufacturing industry (Ps.10,672 million or 47%) and in the agricultural and livestock sector (Ps.9,735 million or 59%).

Exposure to the Argentine Public Sector (1)	2018				2017
In millions of pesos	1Q	4Q	3Q	2Q	1Q
Government securities’ net position	29,270	26,267	23,009	22,301	19,943
Lebac - Leliq	18,138	16,690	16,509	14,446	13,156
Other – Includes IFRS adjustment	11,132	9,577	6,500	7,855	6,787
Other receivables resulting from financial brokerage	49	369	305	374	264
Trust certificates of participation and securities	36	37	38	39	39
Other	13	332	267	335	225
Total exposure	29,319	26,636	23,314	22,675	20,207

(1) Excludes deposits with the Argentine Central Bank, which constitute one of the items by which Banco Galicia complies with minimum cash requirements.

As of March 31, 2018, Banco Galicia’s exposure to the public sector amounted to Ps.29,319 million, recording a 45% increase during the last twelve months, due to a Ps.4,982 million (38%) increase in the portfolio of debt securities issued by the Argentine Central Bank (Lebac and Leliq) and of Ps.4,345 million (64%) in other government securities. Excluding Lebac and Leliq said exposure reached Ps.11,181 million (3.94% of total assets), while as of March 31, 2017, it amounted to Ps.7,051 million (3.22% of total assets).

13

Deposits	2018				2017
In millions of pesos	1Q	4Q	3Q	2Q	1Q
In pesos	125,416	130,421	108,731	108,613	107,724
Current accounts	31,127	33,167	29,198	29,288	27,423
Saving accounts	32,054	41,405	28,003	29,767	22,149
Time deposits	59,664	53,535	49,492	47,653	55,724
Other	2,571	2,314	2,038	1,905	2,428
In foreign currency	73,063	70,414	53,548	48,063	49,127
Total deposits	198,479	200,835	162,279	156,676	156,851

As of March 31, 2018, Banco Galicia’s deposits amounted to Ps.198,479 million, representing a 27% increase during the last twelve months, as a consequence of the increase of peso-denominated saving accounts and of dollar-denominated deposits.

At the end of the quarter, there were more than 4.3 million deposit accounts, 13% more than a year before.

Market Share (1)	2018				2017
Percentages	1Q	4Q	3Q	2Q	1Q
Total deposits	7.31	8.23	7.48	7.61	7.59
Private sector deposits	9.67	10.20	9.37	9.40	10.09

(1) According to the daily information on loans published by the Argentine Central Bank. Balances are as of the last day of each quarter.

As of March 31, 2018, Banco Galicia’s estimated market share of private sector deposits in the Argentine financial system was 9.67%, recording a 42 bp decrease from a year before.

Other Financial Liabilities	2018				2017
In millions of pesos	1Q	4Q	3Q	2Q	1Q
Financial entities	10,193	7,729	6,625	4,842	4,386
Other financial liabilities	22,338	24,741	16,965	14,295	16,941
Notes	4,475	4,489	4,395	4,412	7,134
Subordinated notes	5,079	4,828	4,360	4,261	3,865
Total financial liabilities	42,085	41,787	32,345	27,810	32,326

Other financial liabilities at the end of the first quarter of 2018 amounted to Ps.42,085 million, Ps.9,759 million (30%) higher than the Ps.32,326 million recorded a year before. This growth was mainly due to the increase of financing from financial entities (Ps.5,807 million or 132%) and of other financial liabilities (Ps.5,397 million or 32%).

ASSET QUALITY

Loan Portfolio Quality	2018				2017
In millions of pesos, except percentages	1Q	4Q	3Q	2Q	1Q
Non-accrual loans (1)	4,216	3,200	2,547	2,420	2,014
With preferred guarantees	208	194	118	106	93
With other guarantees	341	207	137	106	99
Without guarantees	3,667	2,799	2,292	2,208	1,822
Allowance for loan losses	4,365	3,594	3,077	2,909	2,463
Non-accrual loans to private-sector loans (%)	2.41	1.99	1.81	1.89	1.75
Allowance for loan losses to private-sector loans (%)	2.49	2.23	2.19	2.27	2.14
Allowance for loan losses to non-accrual loans (%)	103.53	112.31	120.81	120.21	122.29
Non-accrual loans with guarantees to non-accrual loans (%)	13.02	12.53	10.01	8.75	9.56

(1) The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk, Uncollectible and Uncollectible due to Technical Reasons.

14

Banco Galicia’s non-accrual loan portfolio amounted to Ps.4,216 million as of March 31, 2018, representing 2.41% of total loans to the private-sector, increasing 66 bp from the 1.75% ratio of a year before.

The coverage of the non-accrual loan portfolio with allowances for loan losses reached 103.53% as of the end of the quarter, compared to 122.29% from a year before.

In terms of total Credit—defined as loans, certain accounts included in “Other Receivables Resulting from Financial Brokerage” representing credit transactions, assets under financial leases, guarantees granted and unused balances of loans granted—Banco Galicia’s non-accrual portfolio represented 2.46% of total credit to the private sector, and its coverage with allowances for loan losses reached 105.80%, compared to 1.93% and 106.53% of a year before, respectively.

Consolidated Analysis of Loan Loss Experience	2018				2017
In millions of pesos	1Q	4Q	3Q	2Q	1Q
Allowance for loan losses at the beginning of the quarter	3,594	3,077	2,909	2,463	2,187
Changes in the allowance for loan losses
Provisions charged to income	884	743	487	654	492
Provisions reversed	-	-	-	-	-
Charge offs	(113)	(226)	(319)	(208)	(216)
Allowance for loan losses at the end of the quarter	4,365	3,594	3,077	2,909	2,463
Charge to the income statement
Provisions charged to income	(884)	(743)	(487)	(656)	(492)
Direct charge offs	(91)	(45)	(60)	(42)	(36)
Bad debts recovered	20	33	23	30	45
Provisions reversed (*)	-	-	-	-	-
Net charge to the income statement	(955)	(755)	(524)	(668)	(483)

(*) Recorded under “Net Other Income / (Loss)”.

During the quarter, Ps.113 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.91 million were made.

CAPITALIZATION AND LIQUIDITY

Consolidated Regulatory Capital	2018				2017
In millions of pesos, except ratios	1Q	4Q	3Q	2Q	1Q
Minimum capital required (A)	25,668	22,610	20,086	17,684	16,441
Allocated to credit risk	19,781	17,263	15,222	13,440	12,407
Allocated to market risk	1,535	1,126	884	558	624
Allocated to operational risk	4,352	4,221	3,980	3,686	3,410
Computable capital (B)	45,497	29,530	27,439	25,477	23,454
Tier I	38,049	22,582	21,074	19,384	17,932
Tier II	7,448	6,948	6,365	6,093	5,522
Excess over required capital (B)—(A)	19,829	6,920	7,353	7,793	7,013
Total capital ratio (%)	14.57	10.69	11.20	11.80	11.68

As of March 31, 2018, Banco Galicia’s consolidated computable capital was Ps.19,829 million (77% excess over requirement) higher than the Ps.25,688 million capital requirement. As of March 31, 2017, this excess amounted to Ps.7,013 million (43%).

15

The minimum capital requirement increased Ps.9,227 million as compared to March 31, 2017, mainly due to the growth of the private-sector loan portfolio, and computable capital increased Ps.22,043 million in the same period, primarily as a consequence of Banco Galicia’s capitalization and of the application of IFRS. The total capital ratio was 14.57%, increasing 289 bp during the last twelve months.

Liquidity	2018				2017
Percentages	1Q	4Q	3Q	2Q	1Q
Liquid assets (*) as a percentage of transactional deposits	63.73	69.72	59.15	58.35	84.11
Liquid assets (*) as a percentage of total deposits	38.99	46.38	37.25	37.28	49.89

(*) Liquid assets include cash and amounts due from banks (including deposits with the Argentine Central Bank and the special escrow accounts with the monetary authority), holdings of Lebac (Argentine Central Bank’s bills), net call money interbank loans, short-term placements with correspondent banks and reverse repurchase agreement transactions with the local market.

As of March 31, 2018, Banco Galicia’s liquid assets represented 63.73% of Banco Galicia’s transactional deposits and 38.99% of its total deposits, as compared to 84.11% and 49.89%, respectively, as of March 31, 2017.

16

SELECTED FINANCIAL INFORMATION

Balance Sheet	2018		2017	Variation (%)
(In millions of pesos)	1Q	4Q	1Q	1Q18 vs 4Q17	1Q18 vs 1Q17
Assets
Cash and due from banks	45,844	58,461	49,540	(22)	(7)
Debt securities	29,463	26,602	20,366	11	45
Net loans and other financing	175,524	162,686	116,733	8	50
Other financial assets	20,322	22,636	14,861	(10)	37
Equity investments in subsidiaries, associates and joint businesses	204	6,675	5,452	(97)	(96)
Property, bank premises, equipment and intangible assets	9,792	9,573	8,672	2	13
Other assets	2,511	1,985	2,212	27	14
Assets available for sale (1)	228	1,155	1,105	(80)	(79)
Total assets	283,888	289,773	218,941	(2)	30
Liabilities
Deposits	198,479	200,835	156,851	(1)	27
Financing from financial entities	10,193	7,729	4,386	32	132
Other financial liabilities	22,338	24,741	16,941	(10)	32
Notes	4,475	4,489	7,134	-	(37)
Subordinated notes	5,079	4,828	3,865	5	31
Other liabilities	8,923	8,200	6,414	9	39
Total liabilities	249,487	250,822	195,591	(1)	28
Shareholders’ equity	34,401	38,951	23,350	(12)	47
Foreign-currency assets and liabilities
Assets	89,809	85,948	62,004	4	45
Liabilities	92,414	84,720	64,682	9	43
Net forward purchases/(sales) of foreign currency (2)	2,052	(3,074)	2,507	167	(18)

(1) Includes the interest in CFA and in CyS until the 4Q2017, and the interest in Prisma Medios de Pago S.A. since the 3Q2017.

(2) Recorded off-balance sheet.

Income Statement	2018				2017
(In millions of pesos)	1Q	4Q	3Q	2Q	1Q
Interest income	8,398	7,286	6,454	6,199	5,857
Interest related expenses	(4,243)	(3,705)	(3,188)	(2,961)	(3,137)
Net interest income	4,155	3,581	3,266	3238	2,720
Fee income	1,526	1,519	1,410	1,444	1,125
Fee related expenses	(444)	(539)	(397)	(537)	(490)
Net fee income	1,082	980	1,013	907	635
Net results from financial instruments	1,656	999	1,435	1,011	680
Gold and foreign currency quotation differences	744	644	515	471	454
Other operating income	2,326	2,280	1,971	1,888	2,021
Loan loss provisions	(963)	(794)	(555)	(705)	(531)
Net operating income	9,000	7,690	7,645	6,810	5,979
Personnel expenses	(2,123)	(2,010)	(1,726)	(1,701)	(1,669)
Administrative expenses	(1,767)	(1,683)	(1,500)	(1,465)	(1,233)
Depreciations and devaluations of assets	(186)	(227)	(203)	(181)	(180)
Other operating expenses	(2,219)	(2,110)	(1,980)	(1,648)	(1,472)
Operating income	2,705	1,660	2,236	1,815	1,425
Results from associates and joint businesses	31	586	669	609	572
Results from discontinued activities	51	-	-	-	-
Income tax	(831)	(321)	(995)	(367)	(701)
Net income	1,956	1,925	1,910	2,057	1,296
Other comprehensive income	(3)	5	(97)	(192)	3
Comprehensive income	1,953	1,930	1,813	1,865	1,299

17

TARJETAS REGIONALES

HIGHLIGHTS

➣	On March 15, 2018, the Comisión Nacional de Valores approved the merger of Tarjeta Naranja S.A. (absorbing company) and Tarjetas Cuyanas S.A. (absorbed company).

INFORMATION DISCLOSURE

The data shown in the following tables correspond to Tarjetas Regionales consolidated line by line with its subsidiaries.

RESULTS FOR THE QUARTER

Income Statement	2018		2017	Variation (%)
(In millions of pesos)	1Q	4Q	1Q	1Q18 vs 4Q17	1Q18 vs 1Q17
Net interest income	1,929	1,672	1,425	15	35
Net fee income	401	477	439	(16)	(9)
Net results from financial instruments	107	131	53	(18)	102
Gold and foreign currency quotation differences	4	(5)	6	(180)	(33)
Other operating income	1,814	1,839	1,467	(1)	24
Loan loss provisions	(659)	(493)	(509)	34	29
Net operating income	3,596	3,621	2,881	(1)	25
Personnel expensens	(848)	(869)	(692)	(2)	23
Administrative expenses	(1,048)	(985)	(780)	6	34
Depreciations and devaluations of assets	(60)	(54)	(48)	11	25
Other operating expenses	(437)	(421)	(306)	4	43
Operating income	1,203	1,292	1,055	(7)	14
Income tax	(361)	(556)	(363)	(35)	(1)
Net income	842	736	692	14	22

Profitability and Efficiency	2018		2017	Variation (bp)
(Percentages)	1Q	4Q	1Q	1Q18 vs 4Q17	1Q18 vs 1Q17
Return (1) on average assets	9.48	8.79	9.14	69	34
Return (1) on average shareholders´ equity	37.51	42.70	46.16	(519)	(865)
Financial margin (1) (2)	19.23	19.36	18.83	(13)	40
Efficiency ratio (3)	53.06	54.80	51.89	(174)	117

(1) Annualized.

(2) Net interest income plus net result from financial instruments plus quotation differences plus certain items included in other operating income, divided by average interest-earning assets.

(3) Net interest income plus net fee income plus net result from financial instruments plus quotation differences plus certain items included in other operating income, divided by personnel expenses plus administrative expenses plus depreciation and devaluations of assets.

In the first quarter of the 2018 fiscal year, Tarjetas Regionales recorded a Ps.842 million profit, up 22% in the last twelve months. This profit represented a 9.48% annualized return on average assets and a 37.51% return on average shareholder’s equity, compared to 9.14% and 46.16%, respectively, from the first quarter of 2017.

18

Net operating income amounted to Ps.3,596 million, increasing 25% from the first quarter of 2017, with net interest growing 35% and other operating income growing 24%.

Provisions for loan losses for the quarter amounted to Ps.659 million, 81% higher than the Ps.509 million recorded in the same quarter of the prior year.

ASSET QUALITY

Loan Portfolio Quality	2018				2017
Percentages	1Q	4Q	3Q	2Q	1Q
Non-accrual loans to total loans	6.86	6.81	7.07	8.20	7.69
Allowance for loan losses to total loans	7.41	6.86	7.45	8.21	7.67
Allowance for loan losses to non-accrual loans (%)	108.01	100.80	105.37	100.16	99.69

(1) The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk, Uncollectible and Uncollectible due to Technical Reasons.

SELECTED FINANCIAL INFORMATION

Balance Sheet	2018				2017
(In millions of pesos)	1Q	4Q	3Q	2Q	1Q
Assets
Cash and due from banks	662	534	414	638	453
Debt securities	233	251	17	18	52
Net loans and other financing	35,538	32,364	28,370	27,884	26,991
Other financial assets	2,064	2,140	1,838	1,149	1,055
Equity investments in subsidiaries, associates and joint businesses	-	53	-	-	-
Property, bank premises, equipment and intangible assets	971	905	852	839	829
Other non-financial assets	797	781	947	922	944
Total assets	40,265	37,028	32,438	31,450	30,324
Liabilities
Financing from financial entities	1,284	332	403	907	2,757
Other financial liabilities	16,973	16,533	12,957	12,259	12,537
Notes	10,066	9,481	9,358	9,543	6,275
Other non-financial liabilities	2,685	2,265	2,040	1,849	1,980
Total liabilities	31,008	28,611	24,758	24,558	23,549
Shareholders’ equity	9,257	8,417	7,680	6,892	6,775

19

GALICIA ADMINISTRADORA DE FONDOS

RESULTS FOR THE QUARTER

Income Statement	2018		2017	Variation (%)
(In millions of pesos)	1Q	4Q	1Q	1Q18 vs 4Q17	1Q18 vs 1Q17
Net fee income	9	-	10	100	(10)
Net results from financial instruments	25	34	-	(26)	100
Other operating income	246	218	149	13	65
Net operating income	280	252	159	11	76
Personnel expenses	(14)	(13)	(10)	8	40
Administrative expenses	(13)	(11)	(4)	18	225
Other operating expenses	(13)	(13)	(8)	-	63
Operating income	240	215	137	12	75
Income tax	(72)	(76)	(48)	(5)	50
Net income	168	139	89	21	89

ASSETS UNDER MANAGEMENT

Mutual Fund	Assets Under Management as of:		Variation
In millions of pesos, except percentages	1Q18	1Q17	Ps.	%
Fima Premium	10,690	7,182	3,508	49
Fima Ahorro Pesos	25,998	17,335	8,663	50
Fima Ahorro Plus	25,542	23,004	2,538	11
Fima Capital Plus	709	551	158	29
Fima Renta en Pesos	771	457	314	69
Fima Renta Plus	585	474	111	23
Fima Abierto Pymes	273	207	66	32
Fima Acciones	630	177	453	256
Fima PB Acciones	1,729	527	1,202	228
Fima Mix I	572	121	451	373
Fima Renta Dólares I	17,439	5,765	11,674	203
Fima Renta Dólares II	6,671	1,082	5,589	517
Total Assets Under Management	91,609	56,882	34,727	61

SELECTED FINANCIAL INFORMATION

Balance Sheet	2018				2017
(In millions of pesos)	1Q	4Q	3Q	2Q	1Q
Assets
Cash and due from banks	2	12	1	2	1
Debt securities	22	-	-	-	3
Other financial assets	391	634	447	290	156
Other non-financial assets	119	90	61	32	1
Total assets	534	736	509	324	161
Liabilities
Other non-financial liabilities	344	276	188	122	62
Total liabilities	344	276	188	122	62
Shareholders’ equity	190	460	321	202	99

20

SUDAMERICANA HOLDING

INFORMATION DISCLOSURE

The data shown in the tables of this report and the consolidated financial statements correspond to Sudamericana Holding S.A. consolidated line by line with the subsidiaries under its control.

RESULTS FOR THE QUARTER

Income Statement	2018		2017	Variation (%)
(In millions of pesos)	1Q	4Q	1Q	1Q18 vs 4Q17	1Q18 vs 1Q17
Earned premium	894	878	757	2	18
Incurred claims	(91)	(85)	(93)	7	(2)
Withdrawals	-	(1)	(1)	(100)	(100)
Life annuities	(2)	(1)	(1)	100	100
Acquisition and General Expenses	(415)	(413)	(349)	1	19
Other Income and Expenses	(16)	(71)	(37)	(77)	(57)
Underwriting income	370	307	236	21	57
Interest income	76	91	62	(16)	23
Net results from financial instruments	19	(18)	-	206	100
Depreciations and devaluations of assets	1	-	(1)	100	200
Other operating expenses	3	(43)	(18)	107	117
Net operating income	469	337	279	39	68
Personnel expenses	(99)	(94)	(69)	5	43
Administrative expenses	(64)	(78)	(67)	(18)	(4)
Depreciations and devaluations of assets	(11)	(8)	(5)	38	120
Other operating expenses	(30)	55	28	(155)	(207)
Operating income	265	212	166	25	60
Income tax	(98)	(75)	(58)	31	69
Net income	167	137	109	22	53
Other comprehensive income	(13)	16	(1)	(181)	1,200
Comprehensive income	154	153	108	1	43

Profitability	2018		2017	Variation (pb)
Percentages	1Q	4Q	1Q	1Q18 vs 4Q17	1Q18 vs 1Q17
Return (1) on average assets	24.50	24.10	18.80	40	570
Return (1) on average shareholders’ equity	53.40	54.70	36.70	(130)	1,670
Efficiency ratio	71.60	70.80	71.20	80	40

(1) Annualized.

21

SELECTED FINANCIAL INFORMATION

Balance Sheet	2018				2017
(In millions of pesos)	1Q	4Q	3Q	2Q	1Q
Assets	39	23	28	35	149
Cash and due from banks	689	791	790	1,113	1,242
Debt securities	1,509	1,271	999	1,031	673
Other financial assets	212	200	197	189	186
Property, bank premises, equipment and intangible assets	169	87	303	219	169
Other non-financial assets	2,618	2,372	2,317	2,587	2,419
Total assets
Liabilities	3	3	10	5	135
Financial entities	1,415	1,324	1,405	1,285	1,107
Other non-financial liabilities	1,418	1,327	1,415	1,290	1,242
Total liabilities	1,200	1,045	902	1,297	1,177
Shareholders’ equity	39	23	28	35	149

22

RECENT DEVELOPMENTS

BANCO GALICIA

BANCO FINANSUR

On March 9, 2018 the Argentine Central Bank approved to the transfer of certain assets and liabilities of Banco Finansur S.A. to Banco Galicia, within the framework of Law N° 21,526 (Law of Financial Entities), article 35 bis, Section II (Restructuring of an entity in defense of bank deposits and credit).

NOTES

On April 24, 2018, Banco Galicia issued its Class V Series I Notes for Ps.4,209 million, with a maturity of 24 months and a fix rate of 25.98%, and Series II, for Ps.2,033 million, with a maturity of 36 months and a floating rate of Badlar + 3.5%.

SALE OF COMPAÑÍA FINANCIERA ARGENTINA AND COBRANZAS Y SERVICIOS

On March 26, 2018, the sale of CFA and CyS was completed, for a total amount of Ps.1,047 million.

GREEN BOND

On March 21, 2018, Banco Galicia approved the issuance of a “Green Bond” note for up to US$100 million, which is considered to be an ideal tool to promote sustainable development. The entire amount will be subscribed by the IFC.

DISTRIBURION NETWORK

During the quarter, Banco Galicia increased its distribution network with the opening of two new branches in the cities of Bahía Blanca (province of Buenos Aires) and Viedma (province of Río Negro).

REGULATORY CHANGES

NET POSITION IN FOREIGN CURRENCY

Beginning on May 7, 2018, the Argentine Central Bank established that the net global position shall be measured on a daily basis, setting a new limit on the long net position in foreign currency, equivalent to 10% (previously 30%) of the computable regulatory capital or of its own liquid resources, whichever is the lesser. On May 14, it established that said amount should be calculated with the daily balances revalued using the exchange rate corresponding to the last day of the previous month.

MINIMUM CASH REQUIREMENTS

The Argentine Central Bank established that for the period of May to July 2018, compliance with the minimum cash requirement will be made quarterly. For the month of May, compliance with the minimum daily requirement was eliminated.

This report is a summary analysis of Grupo Financiero Galicia’s financial condition and results of operations as of and for the periods indicated. For a correct interpretation, this report must be read in conjunction with Grupo Financiero Galicia’s financial statements, as well as with all other material periodically filed with the Argentine National Securities Commission (www.cnv.gob.ar), the Buenos Aires Stock Exchange (www.bolsar.com), the Cordoba Stock Exchange (www.bolsacba.com.ar) and the Nasdaq (www.nasdaq.com). In addition, the Argentine Central Bank (www.bcra.gob.ar) may publish information related to Banco Galicia as of a date subsequent to the last date for which Banco Galicia has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

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